Exhibit 99.1

Valens Semiconductor & Sumitomo Electric Collaborate on MIPI A-PHY Technology and Deployments

HOD HASHARON, Israel and OSAKA, Japan, December 15, 2021 – Valens Semiconductor (NYSE: VLN) and Sumitomo Electric Industries, Ltd. (TYO: 5802) announced today that they are collaborating in the field of A-PHY technology and deployments. The companies will work together to ensure that Sumitomo Electric’s wiring harness systems meet the channel requirements of the A-PHY specification, while Valens will add the Sumitomo Electric cable assembly and matching on-board connectors as an ordering option for its VA70XX customer evaluation kits. The cooperation will streamline the deployment of MIPI A-PHY technology across the automotive industry.

MIPI A-PHY is the first standardized, asymmetric, long-reach Serializer-Deserializer (SerDes) physical layer interface targeted for advanced driver-assistance systems (ADAS) and autonomous driving systems (ADS). It was released by the MIPI Alliance in September 2020. Soon after, in July 2021, the technology was adopted by the renowned IEEE standardization body as one of its own standards. A-PHY’s primary mission is to transfer high-speed data between cameras, radars, LiDARs and their related ECUs.

Sumitomo Electric will provide differential/coaxial cables that meet the A-PHY specification, and the two companies will work together to expand the variety of cabling options in the future. Valens will feature Sumitomo Electric cables in a live A-PHY demonstration at CES 2022 (Suite 29-139, Venetian Hotel).

“Deployment of MIPI A-PHY in automotive systems just got even easier with Sumitomo Electric committing to ensuring that their off-the-shelf cables meet the A-PHY channel requirements,” said Gideon Kedem, Valens SVP and Head of Automotive. “Sumitomo Electric is a world-class company with more than 30% market share in wire harnesses manufacturing and assembly, so we’re thrilled to welcome them into the ranks of the rapidly growing A-PHY ecosystem.”

“At Sumitomo Electric, we view A-PHY as the connectivity infrastructure underlying the cars of tomorrow, so it was important for us to make sure our cables meet this standard’s channel requirements,” said Hiroki Hirai, Sumitomo Electric General Manager of CAS-EV Development Promotion Division. “We are excited to help Valens – the leading provider of A-PHY-compliant chipsets – bring additional flexibility to their evaluation kits and to provide a faster route towards the deployment of A-PHY by OEMs, both in Japan and around the world.”

About Valens

Valens (NYSE: VLN) is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data distribution for the automotive and audio-video industries. Valens’ Emmy® award-winning HDBaseT technology is the leading standard in the professional audio-video market with tens of millions of Valens’ chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in vehicles around the world. The underlying technology has been selected to become the basis for the new standard for automotive connectivity. For more information, visit https://www.valens.com/.

About Sumitomo Electric

Sumitomo Electric Industries, Ltd. is a recognized global technology leader with over 280,000 employees working at more than 390 group companies in 40 countries. Building on over 120 years of innovation, today Sumitomo Electric is engaged in diversified business activities that support people's daily lives and industries in five business segments: automotive, infocommunications, electronics, environment & energy, and industrial materials. For more information, visit https://sumitomoelectric.com/.

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SOURCE Valens Semiconductor